                       [GOLDMAN, SACHS & CO. LETTERHEAD]

PERSONAL AND CONFIDENTIAL

August 15, 1995

Special Committee of the Board of Directors
BIC Corporation
500 BIC Drive
Milford, CT 06460

Gentlemen:

     You have requested our opinion as to the fairness to the holders, other than Societe BIC SA ("Societe) and the other stockholders of BIC Merger Corporation ("Mergeco"), of the outstanding shares of Common Stock, par value $1.00 per share (the "Common Shares"), of BIC Corporation (the "Company") of the $40.50 per Common Share in cash to be received by such holders (the "Public Shareholders") pursuant to the Agreement and Plan of Merger dated as of August 15, 1995, among Societe, Mergeco, Bruno Bich, as Voting Trustee, and the Company (the "Agreement").

     Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as the financial advisor to the Special Committee of the Board of Directors of the Company in connection with, and having participated in certain of the negotiations leading to, the Agreement.

     In connection with this opinion, we have reviewed, among other things, the Agreement; the Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1994; certain interim reports to stockholders and Quarterly Reports on Form 10-Q; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company and of Societe regarding the Company's past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Common Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations, and performed such other studies and analyses as we considered appropriate.

     We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In that regard, with respect to certain financial forecasts for the Company provided to us by senior management of the Company for purposes of our analysis in connection with this opinion, which you have instructed us to use for the purposes of our analysis, we have assumed that such forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's senior management as to the future financial performance of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have relied, with your permission, on statements made by management of Societe indicating that Societe would not consent to a transaction involving a sale or recapitalization of the Company and we were not requested or authorized to solicit, and did not solicit, interest from any party with respect to an acquisition of the outstanding Common Shares, the Company or its constituent businesses. Finally, we have been informed by Societe, and have relied with your permission on such information, that Societe does not intend to pursue a sale or recapitalization of the Company or its subsidiaries after consummating the merger pursuant to the Agreement.

     Based upon and subject to the foregoing and based on such other matters as we consider relevant, it is our opinion that as of the date hereof the $40.50 per Common Share in cash to be received by the Public Shareholders pursuant to the Agreement is fair to the Public Shareholders.

                                          Very truly yours,

                                          /s/  Goldman, Sachs & Co.
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                                          GOLDMAN, SACHS & CO.